Filed Pursuant to Rule 424(b)(5)
Registration No. 333-152543

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
$300,000,000 Senior Floating Rate Notes due April 28, 2014	$300,000,000	$34,830
$700,000,000 2.05% Senior Notes due April 28, 2014	$700,000,000	$81,270

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT No. 8 dated April 25, 2011

(To prospectus dated July 25, 2008 and

prospectus supplement dated April 27, 2009)

BB&T CORPORATION

Medium-Term Notes, Series A (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated July 25, 2008, as supplemented by the prospectus supplement, dated April 27, 2009 (the “prospectus supplement” and together with the prospectus, dated July 25, 2008, and with all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $300,000,000 aggregate amount of Senior Floating Rate Notes due April 28, 2014 (the “Floating Rate Notes”) and $700,000,000 aggregate amount of 2.05% Senior Notes due April 28, 2014 (the “Fixed Rate Notes” and, together with the Floating Rate Notes, the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Floating Rate Notes	Fixed Rate Notes
CUSIP / ISIN Nos.	05531FAJ2 / US05531FAJ21	05531FAH6 / US05531FAH64
Series	Series A (Senior)	Series A (Senior)
Form of Note	Book-Entry	Book-Entry
Principal Amount	$300,000,000	$700,000,000
Trade Date	April 25, 2011	April 25, 2011
Original Issue Date	April 28, 2011	April 28, 2011
Maturity Date	April 28, 2014	April 28, 2014
Redemption Date	March 28, 2014	March 28, 2014
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Floating Rate Notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Floating Rate Notes	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Fixed Rate Notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Fixed Rate Notes
Base Rate	LIBOR	Fixed Rate
Distribution	Underwritten basis	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price (Dollar Amount and Percentage of Principal Amount)	$300,000,000 / 100%	$699,678,000 / 99.954%
Net Proceeds (Before Expenses) to the Company	$299,445,000	$698,383,000
Interest Rate	3-month USD LIBOR determined on the Interest Determination Date plus the Spread	2.05%
Initial Interest Rate	0.97275%	Not applicable
Interest Payment Dates	January 28, April 28, July 28 and October 28 of each year, commencing July 28, 2011	April 28 and October 28 of each year, commencing October 28, 2011
Regular Record Dates	15 calendar days prior to each Interest Payment Date	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Two London Business Days prior to each Interest Reset Date	Not applicable
Interest Reset Dates	January 28, April 28, July 28 and October 28 of each year	Not applicable
Index Source	Reuters Page LIBOR01	Not applicable
Index Maturity	3 month	Not applicable
Spread	0.70%	Not applicable
Spread Multiplier	Not applicable	Not applicable
Maximum Interest Rate	Maximum rate permitted by New York law	Not applicable
Day Count	Actual/360	30/360
Minimum Interest Rate	Not applicable	Not applicable
Original Issue Discount Notes	Not applicable	Not applicable

The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-1 of the prospectus supplement and on page 4 of our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Floating Rate Note(1)	Total	Per Fixed Rate Note(1)	Total
Price to Public	100.000%	$300,000,000	99.954%	$699,678,000
Underwriters’ Commissions or Discounts	0.185%	$555,000	0.185%	$1,295,000
Net Proceeds (Before Expenses) to Us	99.815%	$299,445,000	99.769%	$698,383,000

(1)	Plus accrued interest, if any, from April 28, 2011, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about April 28, 2011.

Joint Book-Running Managers

BB&T Capital Markets	Deutsche Bank Securities

April 25, 2011

RECENT DEVELOPMENTS

First Quarter 2011 Financial Results

On April 21, 2011, we reported earnings for the first quarter of 2011. Outlined below is a summary of those results. We expect to file our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, with the Securities and Exchange Commission on or before May 10, 2011, which will contain more detailed information than is included below. Our first quarter 2011 consolidated financial results below should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference herein.

Earnings Overview

Our net income available to common shareholders for the first quarter of 2011 of $225 million was up 19.7% compared to $188 million earned during the same period in 2010. On a diluted per common share basis, earnings for the first quarter of 2011 were $0.32, up 18.5% compared to $0.27 for the same period in 2010. Our results of operations for the first quarter of 2011 produced an annualized return on average assets of 0.60% and an annualized return on average common shareholders’ equity of 5.48% compared to ratios of 0.48% and 4.59%, respectively, for the first quarter of 2010.

Total revenues were $2.0 billion for the first quarter of 2011, down $156 million compared to the first quarter of 2010. The decrease in total revenues included declines of $130 million in noninterest income and $26 million in fully taxable equivalent net interest income. The decline in noninterest income included $74 million in losses related to commercial loans held for sale in connection with management’s asset disposition strategy. In addition, the first quarter of 2011 included a $63 million reduction from the Federal Deposit Insurance Corporation (“FDIC”) loss share asset, which is offset by additional interest income on the loans and securities and lower provisions for credit losses compared to the first quarter of 2010. Excluding these items, noninterest income was relatively flat compared to the first quarter of 2010. The decline in net interest income was primarily the result of a decline in average earning assets of $6.8 billion as a result of the balance sheet deleverage strategy that was executed in the second quarter of 2010, which was partially offset by a higher net interest margin. The net interest margin was 4.01% for the first quarter of 2011, a 13 basis point improvement compared to the first quarter of 2010, as a result of higher yields on loans acquired in our acquisition from the FDIC of Colonial Bank, an Alabama chartered bank, out of receivership, which became effective August 14, 2009 (the “Colonial acquisition”) and lower deposit costs.

The provision for credit losses for the first quarter of 2011 declined $235 million, or 40.9%, compared to the first quarter of 2010, as improving credit resulted in lower provision expense. Net charge-offs for the first quarter of 2011 were $71 million lower than the first quarter of 2010 and the level of nonperforming assets, loan delinquencies and the outlook for future credit losses continued to improve.

Noninterest expenses were $1.4 billion for the first quarter of 2011, an increase of $31 million, or 2.3%, compared to the same quarter of 2010. Personnel expense increased $48 million, or 7.4%, compared to the same quarter of last year, primarily due to an increase resulting from production-related incentive and equity-based compensation expense. Foreclosed property expense decreased $35 million, or 19.7%, compared to the same quarter of 2010, largely as a result of decreased losses and write-downs on foreclosed properties. Occupancy and equipment expense was up $16 million compared to the first quarter of 2010, primarily as a result of an adjustment of $16 million in the first quarter of last year related to changes in the estimated occupancy expenses associated with properties acquired in the Colonial acquisition. Regulatory charges increased $16 million, or 35.6%, due to higher deposit and supervisory-related costs. Loan processing expenses were higher by $18 million, or 51.4%, primarily due to costs associated with problem loan workouts. Merger-related and restructuring charges for the first quarter of 2011 were down $19 million compared to the same period of 2010, as the prior year’s first quarter included charges related to the Colonial acquisition.

A $53 million provision for income taxes was recorded for the first quarter of 2011 compared to $48 million for the first quarter of 2010. This resulted in an effective tax rate for the first quarter of 2011 of 18.5% compared to 19.8% for the prior year’s first quarter.

Balance Sheet Overview

Average loans held for investment for the first quarter of 2011 was $102.6 billion, essentially flat compared to the corresponding period of 2010. Average commercial and industrial loans increased $1.9 billion, or 6.1%, compared to the first quarter of 2010. The growth in average commercial and industrial loans reflects management’s focused efforts at growing this component of the loan portfolio. Average commercial real estate—residential acquisition, development and construction, and commercial real estate—other loans declined 41.3% and 7.5%, respectively, compared to the first quarter of 2010 as management has intentionally lowered exposures to higher-risk real estate lending during the economic downturn. Average mortgage loans increased $2.5 billion, or 16.0%, compared to the first quarter of 2010, due to the decision to retain a portion of the 10 to 15 year fixed-rate and adjustable rate mortgage production beginning in the third quarter of 2010. Average sales finance continued to show steady growth, up $674 million, or 10.5%, compared to the first quarter of 2010, reflecting improvement in prime automobile lending. Total average loans held for investment includes a decline of $1.8 billion, or 22.8%, in average covered and other acquired loans compared to the first quarter of 2010.

Average deposits for the first quarter of 2011 decreased $5.4 billion, or 4.9%, compared to the same period in 2010. The decline in average deposits reflects the balance sheet deleverage strategy executed in the second quarter of 2010, which was partially offset by strong organic deposit growth. The mix of the portfolio has continued to improve with growth in noninterest-bearing and lower-cost client deposits and declines in client certificates of deposits. The categories of deposits with the highest growth for the first quarter of 2011 compared to the same quarter of 2010 were noninterest-bearing deposits, which increased $2.5 billion, or 13.7%, and other client deposits, which include money market deposit accounts, savings accounts, individual retirement accounts and other time deposits, which increased $4.2 billion, or 8.1%. Other interest-bearing deposits, which are primarily Eurodollar deposits and negotiable certificates of deposits, decreased $2.2 billion and client certificates of deposit decreased $9.8 billion compared to the first quarter of 2010.

Asset Quality

Total nonperforming assets were $3.9 billion at March 31, 2011, a decrease of $108 million, or 2.7%, compared to December 31, 2010. This is the fourth consecutive quarterly decline in nonperforming assets. The decline in nonperforming assets reflects the continuation of the nonperforming asset disposition strategy that was initiated during the second quarter of 2010.

In addition, loan delinquencies improved further during the first quarter of 2011. Loans 30-89 days past due and still accruing, excluding loans guaranteed by the government, totaled $1.1 billion at March 31, 2011, a decrease of $309 million, or 21.9%, compared to December 31, 2010, reflecting the lowest balance since the second quarter of 2007. Loans 90 days past due and still accruing, excluding loans guaranteed by the government, were $263 million at March 31, 2011, a decrease of $32 million, or 10.8%, compared to December 31, 2010, reflecting the lowest balance since the first quarter of 2008.

Dividends and Capital

We declared total dividends of $0.17 per share during the first quarter of 2011, which reflects a $0.16 quarterly dividend, an increase of 7% over the prior quarter’s amount of $0.15 per share, and a $0.01 special dividend. We also announced intentions to retire all of our $3.2 billion in trust preferred securities in 2013. In advance of retiring these instruments, management plans to issue approximately $1.75 billion of Tier 1 qualifying instruments in order to maximize the amount of these types of instruments allowable under the Basel III capital standards.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us and our subsidiaries for the periods indicated below were as follows:

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings to Fixed Charges:
Including interest on deposits:	1.50x	1.40x	1.67x	1.63x	1.76x
Excluding interest on deposits:	1.99x	1.92x	2.77x	2.77x	3.25x

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest and dividends on the 3,133.64 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, $1,000,000 liquidation preference per share (“Series C Preferred Stock”) issued to the U.S. Department of the Treasury as part of the Troubled Asset Relief Program—Capital Purchase Program, which we repurchased on June 17, 2009) less earnings attributable to noncontrolling interest. Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor), dividends on our Series C Preferred Stock and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor), dividends on our Series C Preferred Stock and all amortization of debt issuance costs.

As of the date of this pricing supplement, we have no preferred stock outstanding.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated April 25, 2011 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Floating Rate Notes	Principal Amount of Fixed Rate Notes
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	$150,000,000	$350,000,000
Deutsche Bank Securities Inc.	150,000,000	350,000,000

Total	$300,000,000	$700,000,000

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on page one of this pricing supplement, and may offer the Notes to certain dealers at the public offering price less a concession not in excess of 0.10% of the principal amount of the Notes. The underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.05% of the principal amount of the Notes. After the initial public offering, the public offering price may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discounts, will be approximately $200,000.

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this pricing supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and warranted that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the offer of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the Laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (as amended, the “FIEL”). The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or Japanese corporation, except in accordance with the provisions of, or pursuant to an exemption available under, the applicable laws and regulations of Japan including the FIEL. For the purpose hereof, “resident of Japan” means an individual whose address is in Japan, and “Japanese corporation” means a legal entity organized under the laws of Japan.

Conflicts of Interest

Because BB&T Capital Markets, a division of Scott & Stringfellow, LLC, our affiliate, is a participating joint book-running manager, this offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.